April 19, 2005

Celeste Murphy
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: U.S. Realty Partners Limited, Schedule TO-T filed March 22, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers
SEC File No. 005-55083

Dear Ms. Murphy:

Thank you for your letter dated March 29, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

     1. Financial statements of the purchasers would not add material disclosure to the available information. As disclosed, the offer will be funded through the existing capital of the Purchasers. As stated in the offer materials, the Purchasers have aggregate capital which is more than adequate to fund the offer. The specific facts and circumstances of this offer should be understood. Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act, the purchasers would have little or no access to the security holders and the holders would have little or no access to potential purchasers. Because of the lack of liquidity of the securities, the uncertainty as to the underlying value of the securities and the issuer's assets, and the extraordinary per unit costs of using a tender offer as the means for purchasing the securities, the offer prices are substantially discounted from the estimates of liquidation value of the issuers. It is therefore anticipated that only those securities holders who have an immediate need for liquidity will seek to sell their securities. Based on the extensive past experience of both the purchasers and others who have tendered for illiquid securities in similar circumstances, the purchasers do not reasonably expect to receive more than 10% to 25% of the total number of securities sought and will likely receive substantially less than that. Of course, the purchasers could have tendered for 100% and would not have expected any different response, but such a tender would have been unrealistic. Further, the general partner owns nearly 67% of the Units, so the Purchasers are unlikely to receive anything close to 25% of the Units. Accordingly, while the purchasers are prepared and able to fund the entire offer, as a practical matter, the actual funds necessary to complete the offer are reasonably expected to be substantially less than the cash reserves held by the purchasers. This offer is for immediate cash payment and no securities of the bidder are to be used. No evaluation of securities or credit risk is therefore relevant to this offer. The bidder neither seeks control, nor would it, if successful in purchasing all securities sought, gain control of any issuer, so no evaluation of the bidders' financial condition is relevant in that respect. No market exists for the securities and no competing bidder is seeking to purchase the securities, so no real alternative opportunities are available to be evaluated over the period of the offer. Given the

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April 19, 2005
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         circumstances  and  terms  of  this  offer,  to  require  inclusion  of financial statements for this offer would involve unnecessary and unreasonable time, effort, and expense, without providing any more material information to prospective sellers than the information presented in the Offer. Any additional document preparation, financial
         statement   preparation,   and  subsequent   mailing  costs  would  add
         substantial additional cost to the offer without any material impact on disclosure. Based on the foregoing, we believe the financial statements presented together with disclosure of the other sources of funds provide all financial information material to a security holder's evaluation of the Offer. Furthermore, by providing the total assets of the Purchasers and their available capital, the Purchasers have disclosed the most important information that any financial statements
         would  otherwise  provide.   The  only  liabilities  on  the  financial
         statements are accounts payable and occasionally some small margin accounts, so the vast majority of the information from the financial statements is included in the disclosure of the Purchasers' assets. We have, therefore, provided the "statement of net worth" about which you inquired in your comment. All of the Purchasers are advised by MPF Advisers, Inc. and are pre-funded with no discretion as to whether to accept or deny securities recommended and purchased pursuant to this Offer.

     2. The penultimate sentence of the first paragraph of Schedule 1 on page 22 of the Schedule TO-T states: "The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms. Other than the foregoing, the Purchasers' relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Units among them in such manner and proportions as they may determine in the future." We believe this is sufficient disclosure because the arrangement among the Purchasers is not definitive because it needs to be flexible based upon the results of the tender offer. Furthermore, we do not believe that disclosure of such details would be material to a prospective seller because the terms of the Offer are not affected by the allocation between the Purchasers. There is no discretion under this Offer to deny any securities, so if validly tendered, the Units will be purchased.

     3.  The Offer will be revised to disclose that Item 13 is inapplicable.

     4. We have addressed the issue in our revised materials. However, it is not likely to be material given that the general partner owns close to 67% of the Units. With respect to the current "solicitation" we would have significant ability to "object" if the offer were fully subscribed, but such influence would be limited to situations where the General Partners seek approval from the minority.

     5. There is no conflict--Mr. Gold can both purchase the apartments and participate in this offer. We will revise to so indicate.

     6. Please see our response to comment 2. It is HIGHLY unlikely that any proration will occur (the General Partners will not be tendering their Units, so we would have to have more than a 75% response rate, which is unprecedented); thus, the concern that tendering Unit holders may want to know who will own the securities purchased is not material. Further, the tendering Unit holders do know who the Purchasers are, although they do not know how much each of the Purchasers would own. This is not know-able until after the Offer expires, of course, so we cannot disclose it.
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     7.  The funds  managed by  MacKenzie  Patterson  Fuller  ("MPF") are funded through  initial  subscriptions,  and the total  assets  and  available
         capital  numbers   disclosed  in  the  Offer  reflect  capital  already
         contributed. Schedule 1 of the Offer discloses information about the Purchasers and MPF. A brief background is set forth under "WHO IS OFFERING TO BUY MY SECURITIES?" We do not believe that disclosing when a Purchaser was formed is material to whether a Unit holder would tender pursuant to the Offer.

     8. We will delete the latter part of that sentence in future offers, and you are correct that we must make payment promptly following the expiration of the offer and confirmation of transfer (i.e., that conditions must be satisfied or waived before expiration).

     9. Please see our response to comment 1. We simply do not believe that the financial condition of the Purchasers is material to a Unit holder's decision, so long as the holder knows there is sufficient capital, which has been disclosed.

     10. We have revised the schedule to disclose that "The Purchasers currently have sufficient funded capital to fund all of their commitments under this offer and all other tender offers they are presently making." We do not believe that the actual dollar amount for which the Purchasers may be liable under the other offers is material to a Unit holder in this Offer, so long as there is no possibility that the Purchasers in this Offer would be unable to purchase tendered Units. Furthermore, anyone interested in finding out about the other Offers can find that information on your EDGAR database or in your offices, as disclosed in the Schedule TO.

     11. Brokers do not charge brokerage fees or commissions when they do not "broker" the sale. Hence, we do not say that Unit holders will not have any costs, but only that they will not have to pay brokerage fees or commissions. If you know this to not be the case, please give us an example of a broker properly charging a fee for tendering in a tender offer. We do not believe any brokers can or do charge in such circumstances.

     12. We have revised the Schedule to clarify and to disclose that we will pay promptly upon expiration of the Offer and confirmation by the general partner. Waiting for confirmation by the general partner is the only reason we can delay payment.

     13. Mr. Pressman made this comment on a different tender offer previously, and I still don't understand it. I believe these two statements are consistent. The tendering Unit holder will retain distributions paid prior to the Expiration Date, so the Offer Price will be reduced by the amount of any such distributions. The Purchasers have the right to receive distributions paid after the Expiration Date for Units tendered and accepted.

     14. If we did not assume that the Partnership was taxed as a partnership, we'd have to give a completely different explanation of all of the tax consequences. This would certainly confuse investors. That the partnership COULD be treated as a publicly traded partnership, and thus taxed as a corporation, is certainly a risk, however unlikely. Not to mention that it would be misleading, and to discuss in detail both possible treatments would negate the discussion of "material" consequences--one treatment certainly would have to, by definition, be immaterial. Nonetheless, we have revised the Schedule to include the following:

                  Certain partnerships are classified as "publicly traded partnerships" and, subject to certain exceptions, are taxed as corporations for federal income tax purposes. A partnership is a publicly traded partnership if the partnership interests

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         are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent of a secondary market). The Units are not traded on an established securities market. In the
         unlikely  event  that  the  Partnership   becomes  a  "publicly  traded
         partnership" and is not excepted from federal income tax, there would be several adverse tax consequences to the Unit holders. For instance, the Partnership would be regarded as having transferred all of its
         assets   (subject  to  all  of  its   liabilities)  to  a  newly-formed
         corporation in exchange for stock which would be deemed distributed to the Unit holders in liquidation of their interests in the Partnership. In addition, if the Partnership is deemed to be a "publicly traded partnership," then special rules under Code Section 469 govern the treatment of losses and income of the Partnership.

     15. We have revised to discuss this issue throughout the Schedule.

     16. We have addressed this issue in the revised Schedule.

     17. There is not actually a consent solicitation in that the General Partners have said that if a sufficient number of Unit holders object, they will not sell the Twin Lakes apartments. Nonetheless, the "contemplated benefits" do not include either the passage or failure of the sale, such that neither event would give rise to a condition to the offer. The Schedule has been revised to so indicate.

     18. We do not believe the conditions are so broad as to make the Offer illusory or unclear. Nonetheless, we hereby confirm our understanding of your position that we must immediately advise Unit holders as to how we intend to proceed if we believe an event implicates a condition.

     19. You have requested that we acknowledge, and we hereby do acknowledge, that we are responsible for the adequacy and accuracy of the disclosure in the filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or further comments.

Very Truly Yours,

/s/CHIP PATTERSON

Chip Patterson
Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com